UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ZOE'S KITCHEN, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98979J109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[_]	Rule 13d-1(d)

______________
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98979J109

1.	NAME OF REPORTING PERSONS

Francisco Alfaro

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,800,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,800,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	98979J109

1.	NAME OF REPORTING PERSONS

Miura Global Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,800,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,800,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	98979J109

1.	NAME OF REPORTING PERSONS

Miura Global Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,143,400

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,143,400

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,143,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.90%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	98979J109

Item 1	(a).	Name of Issuer:

Zoe's Kitchen, Inc.

(b).	Address of Issuer's Principal Executive Offices:

5760 State Highway 121, Suite 250
Plano, Texas 75024

Item 2	(a).	Name of Persons Filing:

Francisco Alfaro
Miura Global Management, LLC Miura Global Master Fund, Ltd.

(b).	Address of Principal Business Office, or if None, Residence:

Francisco Alfaro c/o Miura Global Management, LLC 101 Park Avenue, 48th Floor New York, NY 10178

Miura Global Management, LLC
101 Park Avenue, 48th Floor
New York, NY 10178

Miura Global Master Fund, Ltd.
c/o Intertrust Corporate Services (BVI) Limited
171 Main Street
P.O. Box 4041, Road Town, Tortola
VG 1110, British Virgin Islands

(c).	Citizenship:

Francisco Alfaro: United State of America
Miura Global Management, LLC: Delaware Miura Global Master Fund, Ltd.: British Virgin Islands

(d).	Title of Class of Securities:

Common Stock

(e).	CUSIP Number:

98979J109

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act(15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with s.240.13d 1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mr. Alfaro may be deemed to beneficially own the securities of the Issuer owned by the various entities managed by Miura Global Management, LLC.

(a)	Amount beneficially owned:

	Francisco Alfaro:	1,800,000
	Miura Global Management, LLC:	1,800,000
	Miura Global Master Fund, Ltd.	1,143,400

(b)	Percent of class:

	Francisco Alfaro:	9.29%
	Miura Global Management, LLC:	9.29%
	Miura Global Master Fund, Ltd.	5.90%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

	Francisco Alfaro:	0
	Miura Global Management, LLC:	0
	Miura Global Master Fund, Ltd.:	0

(ii)	Shared power to vote or to direct the vote

	Francisco Alfaro:	1,800,000
	Miura Global Management, LLC:	1,800,000
	Miura Global Master Fund, Ltd.:	1,143,400

(iii)	Sole power to dispose or to direct the disposition of

	Francisco Alfaro:	0
	Miura Global Management, LLC:	0
	Miura Global Master Fund, Ltd.:	0

(iv)	Shared power to dispose or to direct the disposition of

	Francisco Alfaro:	1,800,000
	Miura Global Management, LLC:	1,800,000
	Miura Global Master Fund, Ltd.:	1,143,400

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by advisory clients of Miura Global Management, LLC.  With the exception of Miura Global Master Fund, Ltd., none of such persons individually own more than 5% of the Issuer's outstanding shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to § 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2016

/s/ Francisco Alfaro
Francisco Alfaro*

Miura Global Management, LLC*

By:	/s/ Francisco Alfaro
Name: Francisco Alfaro
Title: Managing Member

Miura Global Master Fund, Ltd. *
By: Miura Global Management, LLC
By:	/s/ Michael Priest
Name: Michael Priest
Title: Chief Operating Officer

*Each of the Reporting Persons disclaims beneficial ownership in the shares reported herein except to the extent of his or its pecuniary interest therein.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment dated February 12, 2016 relating to the Common Stock of Zoe's Kitchen, Inc. shall be filed on behalf of the undersigned.

/s/ Francisco Alfaro
Francisco Alfaro*

Miura Global Management, LLC*

By:	/s/ Francisco Alfaro
Name: Francisco Alfaro
Title: Managing Member

Miura Global Master Fund, Ltd. *
By: Miura Global Management, LLC
By:	/s/ Michael Priest
Name: Michael Priest
Title: Chief Operating Officer

*Each of the Reporting Persons disclaims beneficial ownership in the shares reported herein except to the extent of his or its pecuniary interest therein.

SK 22168 0001 6995028